

Kylon Gienger · 3rd in

President of Acquira | Investment Fund & Accelerator for
Acquisition Entrepreneurs

Yakima, Washington · 500+ connections · **Contact info**

 **Acquira**

Proud College Dropou

Experience



President

Acquira

Jan 2018 – Present · 2 yrs 4 mos

Seattle, WA

Acquira (formerly Kingmakers) is an investment fund and accelerator for acquisition entrepreneurs.

We deploy our capital towards acquisition entrepreneurs and their acquisition targets. We then provide training, systems, and guidance to acquisition entrepreneurs to help them acquire and grow great businesses, build their own private equity portfolios, and accomplish a greater mission by giving back to their communities.

Our acceleration program includes online training, structured calls, in-person meetups, ar ...see mor

SD

Founder

Successful Dropout

May 2016 – Present · 4 yrs

Podcast, blog and forum community. Voted the #15 podcast to subscribe to in 2017 by BuzzFeed.

Founder





Gienger Properties
2016 – Present · 4 yrs
Yakima, WA



Co-founder

NUYU Juice Bar
Jun 2015 – Aug 2019 · 4 yrs 3 mos
Yakima, Washington Area

Juice bar and health cafe in Yakima, WA serving thousands of customers/year. Acquired, 2019.

Co-founder

Renu Hot Yoga
Feb 2015 – Aug 2019 · 4 yrs 7 mos
Yakima, Washington Area

Yoga studio in Yakima, WA. Voted "Best Business in the Valley" for 2015 and 2017 by Yakima Business Times. Hosts regular workshops on health and wellness and yoga teacher trainings. Acquired, 2019.

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Education

Proud College Dropout
2009

Skills & Endorsements

Leadership · 7

 Endorsed by **Chelann Watt, who is highly skilled at this**

 Endorsed by **2 of Kylon's colleagues at NUY Bar**

Entrepreneurship · 21

 Endorsed by **Ken Gardner, who is highly skilled at this**

 Endorsed by **2 of Kylon's colleagues at NUY Bar**

Business Development · 14

 Endorsed by **2 of Kylon's colleagues at NUYU Juice Bar**

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